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                                December 11, 2006

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:        Ms. Barbara C. Jacobs
                  Ms. Rebekah Toton

         RE:      ISILON SYSTEMS, INC.
                  REGISTRATION STATEMENT ON FORM S-1
                  FILE NO. 333-137078

ACCELERATION REQUEST

         REQUESTED DATE:   DECEMBER 13, 2006
         REQUESTED TIME:   2:00 PM EASTERN TIME

Mesdames:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, Isilon Systems, Inc. (the "Company") hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-137078) be declared effective at the "Requested Date" and "Requested Time" set forth above or as soon thereafter as practicable or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes both Craig Sherman and Mark J. Handfelt of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, to make such request on our behalf.

      In connection with the acceleration request, the Company hereby acknowledges that:

            - Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            - The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            - The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Sincerely,

                                          ISILON SYSTEMS, INC.

                                          By:      /s/ Steven Goldman
                                              ---------------------------------
                                                Steven Goldman
                                                Chief Executive Officer

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cc:      Douglas Choi
         ISILON SYSTEMS, INC.

         Craig Sherman
         Mark J. Handfelt
         WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION

         Laird H. Simons, III, Esq.
         Jeffrey R. Vetter, Esq.
         FENWICK & WEST LLP